                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0104 /
                                                / Expires:  September 30, 1998 /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 3 |      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

    (Print or Type Responses)

    ---------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

            Titus Interactive SA
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     c/o Titus Software Corporation, 20432 Corsico Street
    ----------------------------------------------------------------------------
                                   (Street)

      Chatsworth,                  California                        91311
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              3/18/99
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol    Interplay Entertainment Corp.
                                                (NASDAQ-NMS:IPLY)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X  Form Filed by One Reporting Person
    ----
         Form filed by More than One Reporting Person
    ----
             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------
      1. Title                                                  2. Amount of         3. Ownership Form:  4. Nature of
         of Security                                               Securities Bene-     Direct (D) or       Indirect Bene-
         (Instr. 4)                                                ficially Owned       Indirect (I)        ficial Ownership
                                                                   (Instr. 4)           (Instr. 5)          (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $.001 per share ("Common Stock")           2,521,800                D
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount of                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
 Option                         3/18/99    9/14/99      Common Stock     4,658,216         (1)            D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Pursuant to the letter agreement dated March 18, 1999 by and among Universal Studios, Inc. ("Universal"), the Issuer and the Reporting Person, the
                          ---------
exercise price per share of the shares subject to the option shall be equal to the higher of (i) $2.43, or (ii) if during the term of the option, the Reporting Person or an affiliate of the Reporting Person initiates a tender offer for the Common Stock or otherwise executes an agreement for the merger, consolidation or acquisition of all or substantially all of the issued and outstanding shares of Common Stock, or all or substantially all of the assets of the Issuer ("Merger
                                                                        ------
Agreement"), the price paid to the Issuer's public shareholders pursuant to such
---------
tender offer or Merger Agreement.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                          /s/ Herve Caen                      March 29, 1999
                          -------------------------------     -----------------
                          **Signature of Reporting Person     Date
                          Herve Caen, President
                          on behalf of Titus Interactive SA

                                                                          Page 2